================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of December, 2002

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

               167, Samsung-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F   X       Form 40-F
                                  -----

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                            Yes            No   X
                                -----         -----

       (If "Yes" is marked, indicate below the file number assigned to the
       registrant in connection with Rule 12g3-2(b): 82-                .)
                                                        ----------------

================================================================================

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180). In addition, this Report of Foreign Private Issuer on Form 6-K shall be deemed to be incorporated by reference into the registrant's Consent Solicitation Statement, dated November 14, 2002, relating to its solicitation of consents and proxies from the holders of its 6 3/8% Notes due 2003, 8 1/4% Notes due 2005, 7 3/4% Debentures due 2013, 6%
Debentures due 2026, 7% Debentures due 2027, 6 3/4% Debentures due 2027, 7.40% Amortizing Debentures due 2016 and 7.95% Zero-to-Full Debentures due 2096, and to be a part thereof from the date on which this report is filed or furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

                        Korea Electric Power Corporation
                                   Extends its
              Solicitation of Consents and Proxies Relating to its
                     7.95% ZERO-TO-FULL DEBENTURES DUE 2096
        (CUSIP: 500631AE6; ISIN: US500631AE67; Common Code: 011 235 786)

     Korea Electric Power Corporation ("KEPCO") has extended the Expiration Time for its solicitation of consents and proxies from the holders of the issue of debt securities referenced above from 5:00 p.m., New York City time, on Thursday, December 12, 2002 to 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, DECEMBER 20, 2002, unless further extended by KEPCO. The related Special Meeting for such issue of debt securities, scheduled to take place at the offices of Credit Suisse First Boston Corporation at Two Exchange Square, 45th Floor, 8 Connaught Place, Central, Hong Kong on Monday, December 16, 2002, has been rescheduled for Friday, January 10, 2003 beginning at 9:00 a.m., Hong Kong time, at the same location. All other terms, provisions and conditions of the consent and proxy solicitation, as set forth in KEPCO's Consent Solicitation Statement, dated November 14, 2002, and the related Consent and Proxy Form, will remain in full force and effect.

     D.F. King & Co., Inc., as Information and Tabulation Agent, will accept duly completed and executed Consent and Proxy Forms for such issue of debt securities until the new Expiration Time, and each Consent and the related Proxy for such issue of debt securities may together, but not separately, be revoked until the new Expiration Time. Consents and Proxies for such issue of debt securities that have already been duly submitted will remain in effect unless duly revoked.

     KEPCO has appointed Lehman Brothers Inc. and Credit Suisse First Boston Corporation as Solicitation Agents. Questions concerning the terms of the consent and proxy solicitation should be directed to the Liability Management Group at Lehman Brothers Inc. (+1-800-438-3242 or +1-212-528-7581) or the
Liability Management Group at Credit Suisse First Boston Corporation (+1-800-820-1653 or +1-212-538-8474). Requests for assistance or documents should be directed to the Information and Tabulation Agent, in the United States at +1-212-269-5550 (for bankers and brokers) or +1-800-628-8510 (for all others), and in Europe at +44-20-7920-9700.

     This notice does not constitute an offer of any securities.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            KOREA ELECTRIC POWER CORPORATION


                                            By:/s/ Chung, Soo Eun
                                            ------------------------------------
                                            Name: Chung, Soo Eun
                                            Title: Chief Financial Officer

December 13, 2002